Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

AGRIVEST AMERICAS, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

The undersigned, being the Chief Executive Officer of AGRIVEST AMERICAS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) DOES HEREBY CERTIFY:

FIRST: That the Certificate of Incorporation of the Corporation is hereby amended by replacing PARAGRAPH FIRST in its entirety with:

“FIRST: The name of the corporation is NXChain Inc. (hereinafter referred to as the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation is hereby amended by replacing PARAGRAPH FOURTH in its entirety with:

“The total authorized capital stock of the Corporation will be One Hundred Twenty-Five Million (125,000,000) shares, consisting of One Hundred Million (100,000,000) shares of common stock, par value $0.001 per share, and Twenty-Five Million (25,000,000) shares of preferred stock, par value $0.001 per share. The preferred stock may be issued, from time to time, in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board of Directors of the Corporation providing for the issuance of such preferred stock or series thereof, and the Board of Directors is expressly vested with the authority to fix such designations, preferences and relative participating options or other special rights or qualifications, limitations or restrictions for each series of preferred stock.

Effective as of 5:00 p.m. (Eastern Standard Time) on December 30, 2015 (the “Effective Time”), each share of common stock of the Corporation issued and outstanding immediately prior to the Effective Time will be subject to a one- for -33.7468 reverse stock split, pursuant to which (i) every 33.7468 outstanding shares of common stock of the Corporation shall be converted into one (1) share of common stock (the “Reverse Split”).  The Reverse Split shall not affect the number of authorized shares of common stock or preferred stock of the Corporation or the par value per share of the common stock or preferred stock.  No fractional share shall be issued in connection with the Stock Split, and all shares of common stock that are held by a stockholder will be aggregated and each stockholder shall be entitled to receive the number of whole shares resulting from the combination of the shares so aggregated. Any fractions resulting from the Reverse Split computation shall be rounded up to the next whole share.

THIRD: That the foregoing amendments were duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Articles of Incorporation to be signed by Michael Campbell, its Chief Executive Officer, this 30th day of December, 2015.

/s/ Michael Campbell
Michael Campbell
Chief Executive Officer